UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 18)*

The Estée Lauder Companies Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4		SCHEDULE 13G

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Richard D. Parsons

2	Check the Appropriate Box if a Member of a Group * (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 30,997,919 (see Item 4)

	6	Shared Voting Power 4,442 (see Item 4)

	7	Sole Dispositive Power 28,997,919 (see Item 4)

	8	Shared Dispositive Power 2,004,442 (see Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,002,361 (see Item 4)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 12.2% (see Item 4)

12	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer: The Estée Lauder Companies Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices 767 Fifth Avenue New York, NY 10153

Item 2(a)	Name of Person Filing: Richard D. Parsons (the “Reporting Person”)
Item 2(b)	Address of Principal Business Office or, if none, Residence: 9 West 57th Street, Suite 4700 New York, NY 10019
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 518439 10 4

Item 3.	Not applicable

Item 4.	Ownership
(a)

As of December 31, 2015, the Reporting Person beneficially owned 31,002,361 shares of Class A Common Stock as follows: (i) 4,442 shares of Class A Common Stock held indirectly through The Parsons Family Foundation; (ii) 17,499 shares of Class A Common Stock pursuant to options that were exercisable on December 31, 2015 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2015); (iii) 11,196,516 shares of Class B Common Stock as the sole trustee of Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor (the “ALZ 2000 Trust”); (iv) 17,161,020 shares of Class B Common Stock held indirectly as the sole trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor (the “JAL 2003 Trust”); and (v) 2,622,884 shares of Class B Common Stock held indirectly as trustee of The 4202 Trust, which owns all of the outstanding shares of The 4202 Corporation, which directly owns the shares of Class B Common Stock. The Reporting Person disclaims beneficial ownership of all such shares, except those pursuant to options that were exercisable on December 31, 2015 (and the Reporting Person has no other options to acquire any common stock of the Issuer that will become exercisable within 60 days following December 31, 2015).

(b)

The responses of the Reporting Person to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 31,002,361shares of Class A Common Stock, which would constitute 12.2% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 21,941 shares of Class A Common Stock and the 30,980,420 shares of Class B Common Stock for which the Reporting Person has voting power constitute 18.3% of the aggregate voting power of the Issuer.

(c)

The Reporting Person has sole voting and dispositive power with respect to (i) the 17,499 shares of Class A Common Stock that the Reporting Person has the right to acquire pursuant to options that are exercisable within 60 days as of December 31, 2015; (ii) the 11,196,516 shares of Class B Common Stock held indirectly as the sole trustee of the ALZ 2000 Trust; (iii) the 17,161,020 shares of Class B Common Stock held indirectly as the sole trustee of the JAL 2003 Trust.  The Reporting Person has sole voting power for 2,622,884 shares of Class B Common Stock held indirectly as trustee of The 4202 Trust; of such shares, the Reporting Person (i) has sole dispositive power for 622,884 shares and (ii) shares dispositive power with respect to 2,000,000 shares.  The Reporting Person shares voting and dispositive power with respect to 4,442 shares of Class A Common Stock owned by The Parsons Family Foundation.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Aerin Lauder, as beneficiary of the ALZ 2000 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 11,196,516 shares of Class B Common Stock owned by the ALZ 2000 Trust.  Jane Lauder, as beneficiary of the JAL 2003 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 17,161,020 shares of Class B Common Stock owned by the JAL 2003 Trust.  The settlor of The 4202 Trust does not have the right to, but may receive (at the discretion of the Reporting Person, as the “Shares Trustee” of The 4202 Trust), dividends from, or the proceeds from the sale of, the 2,622,884 shares of Class B Common Stock owned by The 4202 Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certifications
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

	By:	/s/Richard D. Parsons
	Name:	Richard D. Parsons

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement

EXHIBIT A

List of Parties to the Stockholders’ Agreement (as of December 31, 2015)

Leonard A. Lauder, (a) individually and (b) as Trustee of The Leonard A. Lauder 2013 Revocable Trust

Ronald S. Lauder, (a) individually and (b) as Trustee of The Descendants of Ronald S. Lauder 1966 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, and (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, and (b) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as (a) Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust and (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Joel S. Ehrenkranz, as Trustee of The Leonard A. Lauder 2013 Revocable Trust